

December 11, 2012

Via E-mail
Mr. James Z. Voss
Controller
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, S.E.
Turner, OR 97392

      Re: **Willamette Valley Vineyards, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 27, 2012
                File No. 000-21522

Dear Mr. Voss:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel, and Mining